Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Ceres, Inc:
We consent to the use of our report dated November 10, 2011, except as related to the third paragraph of note 1(a), which is as of January 24, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a 1 for 3 reverse stock split that was effected on January 24, 2012, a change in accounting treatment for certain warrants upon adoption of a new accounting standard and a change in the manner in which the Company accounted for convertible preferred stock.
/s/  KPMG LLP

Los Angeles, California
February 7, 2012